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                                                                   Exhibit (a)


                      Angeles Income Properties, Ltd. II

April 24, 1998


Dear Limited Partner:

           Enclosed is the Schedule 14D-9 which was filed by Angeles Income Properties, Ltd. II (the "Partnership") with the Securities and Exchange Commission in connection with an offer (the "Offer") by Broad River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and Insignia Financial Group, Inc., a Delaware corporation ("Insignia," and together with IPLP, IPT and the Purchaser, the "Bidders"), to purchase units of limited partnership interest ("Units") in the Partnership.

           The Partnership's managing general partner (the "Managing General Partner") is Angeles Realty Corporation II, which is an affiliate of the Bidders. Due to the affiliation between the Managing General Partner of the Partnership and the Bidders, the Managing General Partner is subject to certain conflicts of interest in connection with the response to the Offer.

           AS A RESULT OF THE EXISTING AND POTENTIAL CONFLICTS
OF INTEREST, NEITHER THE PARTNERSHIP NOR THE MANAGING
GENERAL PARTNER EXPRESSES ANY OPINION AS TO THE OFFER
AND EACH IS REMAINING NEUTRAL AND MAKING NO RECOMMENDATION AS TO WHETHER LIMITED PARTNERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER.

           Limited Partners are advised to carefully read the enclosed
Schedule 14D-9.


                                            Angeles Income Properties, Ltd. II